Exhibit 99.1

Andrew Browne Joins Telesat as Chief Financial Officer

OTTAWA, CANADA, December 12, 2019 – Telesat announced today that Andrew Browne, one of the industry’s most experienced executives, has been appointed the company’s Chief Financial Officer (CFO). Reporting to President and CEO, Dan Goldberg, Andrew will serve on Telesat’s Executive Management Team and be based in the company’s headquarters in Ottawa.

Mr. Browne has had a long and distinguished career in the satellite industry. He was most recently the CFO of SES, a position he held since February 12, 2018. Prior to that, he was CFO of O3b Networks where he was involved in introducing the first Medium Earth Orbit satellite constellation to users in the global Maritime, Energy, Enterprise and Government service verticals. Prior to joining O3b, Mr. Browne was CFO and member of the management board at SES from 2010. He served as CFO of New Skies Satellites between 1998 and 2008, where he worked alongside Dan Goldberg, then CEO of New Skies, overseeing IPOs on the NYSE and Euronext before the sale of New Skies to the Blackstone Group and ultimately to SES. Mr. Browne was CFO and Deputy CEO of Intelsat between 1995 and 1998. Prior to Intelsat, he held CFO and board positions at a number of global companies and organizations specializing in the telecommunications, technology and financial sectors, including Advanced Micro Devices (AMD) in Silicon Valley, Tom Tom in Amsterdam, and the Development Bank of Ireland in Dublin. Mr. Browne is a member of the board of the International Space University (ISU) in Strasbourg, France.

“I am delighted to have Andrew join the team at Telesat and to have the opportunity to work closely with him again,” said Dan Goldberg, Telesat’s President and CEO. “His vast financial experience in the satellite industry is without equal and Telesat will benefit immensely from that going forward, including in connection with the development of our revolutionary Low Earth Orbit satellite constellation. Having worked closely with Andrew for many years prior to my joining Telesat, I have great confidence that he will contribute significantly to the company’s success.”

“I am very pleased by the opportunity to work with Dan again and to join Telesat’s talented leadership team at this exciting time in the industry and Telesat’s evolution,” said Andrew Browne. “Telesat has been a leader in the satellite services market for the last half century. With its long history of strong financial performance, unsurpassed record of innovation, devotion to superior customer service, and exciting growth initiatives, Telesat is extraordinarily well-positioned for continued success as the satellite industry enters its next chapter.”

Mr. Browne will replace Michel Cayouette, who announced in May of this year that he would be retiring from the company after having served as Telesat’s CFO since 2008. Dan and the Telesat board of directors are deeply appreciative of Michel’s significant contributions to the company during his eleven years with Telesat.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 16 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned advanced global LEO satellite constellation that will offer ultra-low latency, extremely high throughput, affordable broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “planned”, “continued”, “looking forward”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:

Lynette Simmons, Telesat, +1.613.748.8729